PRIVATE OFFERING NOTICE

                                [Logo Omitted]

                           Merrill Lynch & Co., Inc.
                PROtected Covered Call EnhancED Income Notes/SM/
             Linked to the S&P 500/DJ-AIG Commodity PROCEEDS Index
                                due July 2010
                               (the "PROCEEDS")
                   US$10 public offering price per security
                            Private Offering Notice
                                 Summary Terms

The securities:
o The securities are designed for investors who are seeking exposure to the level of the S&P 500/DJ-AIG Commodity PROCEEDS Index (the "Reference Index").

o Variable monthly interest payments may be paid, depending upon the performance of the Basket Units described below.

o    100% principal protection at maturity.

o Senior unsecured debt securities of Merrill Lynch & Co., Inc., denominated and payable in United States dollars.

o    The securities will not be listed on any securities exchange.

o    Expected settlement date: July 2005.

o The securities are made available to each investor outside of the United States in a minimum initial investment of US$50,000 or such other amount, and subject to such other restrictions, as may be applicable to such investor under the private offering rules of any jurisdiction outside of the United States.

Payment on the maturity date:

o On the maturity date, for each unit of the securities an investor owns, Merrill Lynch & Co., Inc. will pay an amount equal to the sum of the principal amount of the securities and an additional amount (which may be zero) based on the percentage increase, if any, in the level of the Reference Index.

o The Reference Index is a composite index that measures the performance of a strategy that allocates hypothetical funds among three index components: (i) "Basket Units" representing (a) a hypothetical investment in an equity index, (b) a hypothetical fully collateralized investment in a commodity index and (c) sales of call options on those indices in the "Index Basket" using a "covered-call" strategy, (ii) "Zero Coupon Bond Units" representing the value of hypothetical zero coupon bonds and (iii) "Leverage Units" representing the cost of hypothetical borrowed funds which may increase allocations to the Basket Units. The Reference Index will be rebalanced periodically pursuant to a formula described in the attached offering document. This rebalancing will reflect changes in the performance of the Basket Units, prevailing interest rates and market conditions, all as more fully described in the attached offering document. The level of the Reference Index will be reduced by certain fees, deductions and charges.

o The equity index in the Index Basket will be the S&P 500 Index and the commodity index in the Index Basket will be the Dow Jones-AIG Commodity Index. The indices in the Index Basket will initially be equally weighted and will be rebalanced annually as described in the attached offering document.

o On the maturity date, an investor will receive no less than the principal amount of their securities.



The securities (the "Securities"), the subject of the attached offering document (the "Offering Document"), have not been approved for public sale in any jurisdiction outside of the United States. As such, the Securities are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any person in the United Kingdom or any other person by any recipient without the express written consent of the Company. The Securities are not being offered within the United Kingdom.

The discussion contained in the Offering Document relating to the tax implications of investing in the Securities is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the U.S. Accordingly, investors should consult their local tax advisor before making an investment in the Securities.


                            PRIVATE OFFERING NOTICE

This Notice and the Offering Document have been issued by Merrill Lynch & Co., Inc. (the "Company") for information only. Prospective investors should not treat the contents of this Notice as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the Securities. Attention is drawn in particular to risk factors on pages S-10 to S-16 of the Offering Document.

Investors should also note the following:

     (a) The Securities are denominated in United States dollars. Investors that purchase securities with a currency other than U.S. dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

     (b) The price and value of the Securities and the income from them can fluctuate and may fall against the investor's interest and an investor may get back less than he invested.

     (c) Investment in the Securities may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the Securities and the suitability of purchasing the Securities in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

     (d) Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of any Securities.

     (e) MLPF&S or one of its affiliates may be the only market maker, if any, in the Securities.

     (f) Information relating to taxation is based on information currently available. The levels and bases of, and reliefs from, taxation in relevant jurisdictions can change. The value of any reliefs depends upon the circumstances of the investor. See additional comments about taxation above.










                    The date of this Notice is June 6, 2005

     This Notice supplements the Preliminary Prospectus Supplement, dated
          June 6, 2005, and the Prospectus, dated February 25, 2005.